UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of June 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

Industrial markets

Artenius, a subsidiary of chemical company La Seda de Barcelona, has chosen Veolia Environnement for its site at Sines in Portugal

Paris, 3 June 2008. Veolia Environnement has signed a contract with Artenius, a subsidiary of chemical company La Seda de Barcelona, for its site at Sines, located to the south of Lisbon, Portugal.

Veolia Environnement is to build and operate the plant for the production of the site’s utilities: steam, electricity, demineralized water, industrial gases, and effluent treatment. After winning the call for tenders launched in July 2007, Veolia Environnement set up a dedicated company, Artelia Ambiente SA, which brings together the expertise and know-how of Veolia Water and Veolia Energy to meet Artenius’s requirements.

La Seda de Barcelona, the European leader and the third company in the world within the PET packaging sector, has decided to construct in Sines a plant to produce 700,000 tons a year of terephthalic acid (PTA), a primary material used in the manufacture of PET.

Artenius is also a main producer of performs for the PET container industry as well as a PET seller for, amongst other uses, carbonated beverages, the worldwide consumption of which is growing strongly. This material is entirely recyclable.

“ The contract recently reached with Veolia Environnement will enable our industrial site in Sines to be a competitive plan ton a global scale using lastest generation PTA technology. This technology represents an important competitive advantage relative to the average European sites. Furthermore, it will reduce energy costs at a 25% rate which positions our company as a technological reference point within its sector and deepens our commitment to the Energy Efficiency principle” said Rafael Espanol, President at La Seda de Barcelona.

Artelia Ambiente, a 100%-owned subsidiary of Veolia Environnement, has begun to build the complex of installations on a 2.15-hectare site that is next to the future PTA plant. The start-up of production at the utilities plant, which includes a 40 MW cogeneration unit, is scheduled for the last quarter of 2009. The plant will be operated by 25 people who have been previously trained in similar facilities managed by Veolia Environnement.

Veolia Environnement’s offer has been optimized to limit environmental impacts, in particular by installing an anaerobic effluent treatment process in order to reduce the volume of waste and recover the biogas, which will be used instead of natural gas to produce steam.

“This new contract confirms the quality of the multi-utility services offer proposed by Veolia Environnement to industrial companies and particularly those in the chemical industry,” said Stéphane Caine, Executive Vice President, Industrial and Tertiary Markets at Veolia Environnement.

The entire project has been designated a “project of national interest” by the Portuguese government.

The 15-year contract represents cumulative revenue of €850 million for Artelia Ambiente.

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La Seda de Barcelona is the Euopean leader and the third largest company worldwide in the PET packaging sector, through its Artenius brand. It has manufacturing capability across the polyester chain from raw materials (PTA and ethyl glycol), through PET chip, to performs. La Seda de Barcelona is a major industrial Group with 22 production plants in 11 European countries and more than 2 300 employees.

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is the world leader in environmental services. Present around the world and with more than 319 000 employees, the company provides tailored solutions to municipalities and industrial companies in four complementary areas of activity: water management, waste management, energy management and the management of freight and passenger transportation. In 2007, Veolia Environnement had revenue of €32.6 billion. www.veolia.com

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 3, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary